PERSONA

THE IDENTITY PROBLEM



Average American has almost 200 online accounts!

Consumer Pain Points

+ Lack of control
+ Inability to keep account info in sync across accounts
+ Security risks
+ Tough to access accounts

Business Expenses

+ Nearly trillion $ per year spent by American corporations

THE SOLUTION


KOHL'S
Southwest
S D C
wayfair
Spotify
CHASE
amazon
CVS pharmacy
hotwire
lyft
Google

All of you in one place.



OUR MISSION

To give people control of their identity

BUILDING BLOCKS FOR IDENTITY



1. **Password Manager**
Build out user base with password manager to connect customer’s accounts to Persona

2. **Data Syncing**
Roll out advanced features for data syncing that can be tested at scale with password manager

3. **Single Sign-On (SSO)**
Expand with B2B offering allowing Companies to tap into Persona’s data syncing technology for their customers

GROWTH BY MILESTONE

PASSWORD MANAGER

$30 Billion market in U.S. and growing

Opportunity for huge success with investment just from current fundraise, with ability to scale to $10M ARR in just 18 months and then grow further to $100M ARR

COMPREHENSIVE IDENTITY MANAGEMENT

$500 Billion TAM in US Market

Solve identity problem for both consumers and businesses, bring SSO to market, scale to multi billion ARR and IPO

GLOBAL EXPANSION

More than $1 Trillion TAM Globally

Continue growth internationally, attack multiple industry verticals (healthcare, government ID)

True identity management

(> $1 TRILLION TAM)



Current Password Managers & SSO's

(> $30 BILLION TAM)

PERFORMANCE COMPARISON


Performance
% Sites with 1-Click Login Ability
Persona (now)
LastPass (>10m users)
DashLane (>10m users)
1Password (>15m users)
0.0%
20.0%
40.0%
60.0%
80.0%

FEATURE ANALYSIS

	PERSONA	LastPass	dashlane	1Password
Free Password Management	Up to 25 passwords	No (30-day trial)	Up to 50 passwords	No (30-day trial)
Lowest Price Per Year	$19.99	$24.00	$59.88	$35.88
Fill Web Forms For Login	✔	✔	✔	✔
One-Click Login	✔			
Import from Browsers	✔	✔		
Two-Factor Authentication	✔	✔	✔	
Secure Sharing	✔	*Insecure*	*Insecure*	*Insecure*
Passwordless Authentication	✔			
Automatically Update Passwords	✔			
Account Monitoring	✔	Limited	Limited	
Multi-Step Login Support	✔		Limited	Limited

LEADERSHIP TEAM



MATTHEW P. KERLE

Founder, CEO, CTO

Silicon Valley Software Engineer

Square weebly



COLBY SCHAEFFER

Co-Founder & CFO

Executive Consultant and Actuary

OPTUM AON NAVIGANT



PATRICK HOLLER

Co-Founder & COO

University IT Enterprise Expert

UNT UNIVERSITY OF NORTH TEXAS

GREENVILLE UNIVERSITY

ADVISORS



CHRIS JOHNSON

Security Advisor

Cybersecurity Compliance Strategist

CompTIA · onShore SECURITY · GREENVILLE UNIVERSITY



ROBERTO GUERRIERI

Marketing Advisor

2x Founder & Silicon Valley PM

INCENTIVE LOGIC · INSIGHTS. INNOVATION. INSPIRATION.



ALAN LOBOCK

Business Advisor

2x Founder & Startup Ambassador

SkyMall



BILL MACAITIS

Marketing Team Leader

SaaS Tech Unicorn Creator

slack · zendesk · salesforce